                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                SCHEDULE 13D/A
                               (AMENDMENT NO. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            CAYENNE SOFTWARE, INC.
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)


                                   149744104
                                (CUSIP Number)


                          DON J. MCDERMETT, JR., ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                            STERLING SOFTWARE, INC.
                        300 CRESCENT COURT, SUITE 1200
                             DALLAS, TEXAS  75201

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:
                             MARK E. BETZEN, ESQ.
                          JONES, DAY, REAVIS & POGUE
                           2300 TRAMMELL CROW CENTER
                               2001 ROSS AVENUE
                             DALLAS, TEXAS  75201
                                (214) 220-3939


                               OCTOBER 26, 1998
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                         (Continued on following pages)
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-----------------------                                  ---------------------
  CUSIP NO. 149744104                   13D                PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sterling Software, Inc.
      75-1873956
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      WC (See Item 4 below)
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          -0- (See Item 5 below)
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             -0- (See Item 5 below)
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          -0- (See Item 5 below)
      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH

                          -0- (See Item 5 below)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      -0- (See Item 5 below)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]


------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      -0- (See Item 5 below)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. 149744104                   13D                PAGE 3 OF 4 PAGES


     This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") dated September 3, 1998 by Sterling Software, Inc. Capitalized terms used herein which are not otherwise defined herein are so used with the respective meanings ascribed to them in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended by adding the following at the end thereof:

               On October 26, 1998, the Company was merged with and into Merger Sub pursuant to the Merger Agreement, at which time each share of capital stock of the Company issued and outstanding immediately before the Effective Time (other than shares owned by the Company or any subsidiary of the Company or by Sterling Software, Merger Sub or any subsidiary of Sterling Software, which shares were canceled) were converted into the right to receive the applicable amount of cash provided for in the Merger Agreement, which (i) in the case of each share of Preferred Stock was $20.00 per share and (ii) in the case of each share of Common Stock was $0.375. As a result of the Merger, the Company ceased to exist as a separate corporate entity.

  CUSIP NO. 149744104                   13D                PAGE 4 OF 4 PAGES


                                     SIGNATURES

     After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date:     November 4, 1998                  STERLING SOFTWARE, INC.



                                    By:       /s/ Don J. McDermett, Jr.
                                       -----------------------------------------
                                       Don J. McDermett, Jr.
                                       Senior Vice President and General Counsel

                                       4